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                             November 1, 2022

       Jack Hanks
       Chief Executive Officer
       MMEX Resources Corp
       3600 Dickinson
       Fort Stockton, TX 79735

                                                        Re: MMEX Resources Corp
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on October
26, 2022
                                                            File No. 024-12010

       Dear Jack Hanks:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1.                                                   Please refer to Exhibit
12.1. We note that the legal opinion provides an opinion for only the offering of common
stock. We note, however, that you are also offering warrants.
                                                        Please have legal
counsel revise the opinion to provide an opinion for both the offered common stock and
warrants. Refer to Sections II.B.1.a and II.B.1.f of Staff Legal
                                                        Bulletin No. 19 for
guidance regarding the required opinions.
 Jack Hanks
FirstName LastNameJack
MMEX Resources    Corp Hanks
Comapany 1,
November  NameMMEX
             2022       Resources Corp
November
Page 2    1, 2022 Page 2
FirstName LastName
       You may contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services